ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

February 11, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Gilmore
Jean Yu

Re:	Canada Goose Holdings Inc.
Form 20-F for the Fiscal Year Ended March 31, 2019
Filed May 29, 2019
File No. 001-38027

Ladies and Gentlemen:

On behalf of Canada Goose Holdings Inc. (the “Company”), we submit via EDGAR this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated February 5, 2020 (the “Comment Letter”), with regard to the Company’s Form 20-F for the fiscal year ended March 31, 2019 (filed May 29, 2019). For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company.

Form 20-F for the Fiscal Year Ended March 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 50

1. We note that your comparative discussions for all respective periods of your income statement line items identify multiple variables as the reasons for the period to period changes in your operating results; however, you do not quantify the impact of each of these variables. Please also note that prefacing a reference to the source or sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results. Refer to Item 5 of Form 20-F and Section III.D of SEC Release No. 33-6835.

Securities and Exchange Commission

Division of Corporation Finance

February 11, 2020

Response:

The Company acknowledges the Staff’s comment and in future filings of the Annual Report on Form 20-F, the Company will quantify the impact of each material factor discussed as an underlying reason behind the period to period changes in the Company’s operating results.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 841-8857.

Very truly yours,

/s/ Rachel Phillips

Rachel Phillips

cc:	David M. Forrest (Canada Goose Holdings Inc.)